Exhibit 4.3

Commonwealth Bank
Commonwealth Bank of Australia
ABN 48 123 123 124

GPO Box 2719 Sydney New South Wales 2001	Telephone: (02) 9378 2000 Facsimile: (02) 9378 3317	D V Murray Chief Executive Officer

28 April 2003

Strictly Confidential

Mr. John O’Sullivan
Freehills
Level 32 MLC Centre
19-29 Martin Place
Sydney NSW 2000

Dear John

I am pleased to make to you an offer of employment in the Commonwealth Bank, as set out below.

1. Position

Your initial role will be Group Deputy General Counsel. The Group General Counsel has informed me that he will be retiring later in 2003. Upon his retirement you will be appointed to the role of Group General Counsel. In this role you will be responsible for advising the Chief Executive Officer and the Board. Decisions relating to the work of the role and the incumbent will be made by the Chief Executive Officer and the Board. Should the role no longer report directly to the CEO and you elect to terminate the contract, then Clause 6 of the contract would apply.

2. Reporting

The role of Group Deputy General Counsel reports to the Group General Counsel. When you assume the role of Group General Counsel you will report to me and will be a member of the Executive Committee.

3. Contract

Your employment would be under the CBA Group’s senior executive employment conditions set out in the enclosed Form of Contract and Remuneration Schedule.

4. Remuneration

A remuneration package, expressed on a total cost minus both incentives and superannuation basis (TC-I-S), of $700,000 pa, reviewed annually, with the first review as at 1 July 2004.

Superannuation contributions will be made by the Bank at 9% of your “Superannuation Salary” initially $560,000 (80% of base TC-I-S), paid into the Officer’s Superannuation Fund (OSF), membership of which is compulsory. A member booklet is available on request.

The remuneration package includes an annual performance payment potential of up to $500,000 determined according to performance benchmarks agreed between us and reviewed with the remuneration package each year.

5. Equity Reward Plan

You will be invited to the Equity Reward Plan by way of an allocation of CBA shares. The value of shares will aggregate approximately $1,000,000. The number of shares will be determined by the market values around the time of issue. Information about the Equity Reward Plan is enclosed. The initial allocation of shares would be part of the 2003 grant.

6. Other Payments

The Bank would be prepared to guarantee a minimum bonus payment of $300,000 in each of the first two full years of employment subject to your employment not having been terminated on ground of negligence or misconduct. Additionally, the Bank will make you a payment of $400,000 on acceptance of this offer, subject to completion of conditions in paragraph 7 below, payable before 1 July 2003.

7. Other Conditions

This offer is subject to:

•	acceptance of the remuneration arrangement and the Bank’s remuneration policies;

•	completion of the enclosed Pre-employment Declaration and Medical Declaration;

•	agreement to observe the Bank’s Statement of Professional Practice and Clean Air Policy (no smoking on Bank premises); and

•	commencement of duty not later than 30 June 2003.

2

8. Acceptance

This offer must be accepted within two months of receipt of this letter.

Yours sincerely

I accept the Bank’s offer of employment on the terms outlined and will commence duty not later than 30 June 2003.

John O’ Sullivan
28/4/03

3

All Blanks to be Completed

EMPLOYMENT AGREEMENT

BETWEEN

COMMONWEALTH BANK OF AUSTRALIA (the Bank)
(ABN 48 123 123 124)

AND

John O’Sullivan (Employee)

1.	The the Bank agrees to employ the Employee and the Employee agrees to serve the the Bank on the terms and conditions of employment set out herein.

2.	This Agreement comes into effect on and from 30 June 2003.

3.	The Employee shall be employed as an executive of the the Bank and shall serve at any location where the the Bank or one of its related bodies operates.

4.	(i)	The Employee shall observe and be subject to the provisions of the the Bank’s instructions except as varied herein.

(ii)	The the Bank owns all right, title and interest, including without limitation, all industrial and intellectual property rights, in all the Employee’s work product and any discovery or invention or process or improvement in procedure relating to that work product made or discovered by the Employee during the term of this Agreement whether solely or jointly with others.

(iii)	The Employee will, if required by the Bank, execute such documents and do such acts and things as the Bank may require to effect the assignment to the the Bank of the industrial and intellectual property rights in the Employee’s work product.

(iv)	Where the Employee’s work product includes intellectual property rights of the Employee existing prior to the Employee’s employment by the the Bank, the Employee shall notify the the Bank of those rights and grant the the Bank a licence to use that work product as the the Bank sees fit, including reproducing and making adaptations of or alterations to any part of that work product, and without acknowledging the authorship or part authorship of the work product.

(v)	The Employee must return to the the Bank at the time the Employee ceases to work for the the Bank all originals and copies in any form (including computer data) of all books, records and documents relating to the Employee’s duties, functions and responsibilities as an employee of the the Bank.

5.	This Agreement may be terminated.

•	by agreement in writing between the parties at any time; or

•	except in circumstances of misconduct, by four weeks’ written notice by either party to the other party, the Bank may make a payment of an amount equivalent to four weeks’ pay in lieu of notice.

In either circumstance, reason for termination shall not be required.

6.	Where termination of employment is initiated by the the Bank other than for misconduct or unsatisfactory performance, the the Bank will, in addition to payments made under Clause 13, pay to the Employee compensation of an amount equivalent to 1.0 times Gross Remuneration as set out in the attached Annexure.

The the Bank will not be under any obligation to pay any further compensation on termination other than as set out in this Clause.

All Blanks to be Completed

EMPLOYMENT AGREEMENT

BETWEEN

COMMONWEALTH BANK OF AUSTRALIA (the Bank)
(ABN 48 123 123 124)

AND

John O’Sullivan (Employee)

1.	The the Bank agrees to employ the Employee and the Employee agrees to serve the the Bank on the terms and conditions of employment set out herein.

2.	This Agreement comes into effect on and from 30 June 2003.

3.	The Employee shall be employed as an executive of the the Bank and shall serve at any location where the the Bank or one of its related bodies operates.

4.	(i)	The Employee shall observe and be subject to the provisions of the the Bank’s instructions except as varied herein.

(ii)	The the Bank owns all right, title and interest, including without limitation, all industrial and intellectual property rights, in all the Employee’s work product and any discovery or invention or process or improvement in procedure relating to that work product made or discovered by the Employee during the term of this Agreement whether solely or jointly with others.

(iii)	The Employee will, if required by the the Bank, execute such documents and do such acts and things as the the Bank may require to effect the assignment to the the Bank of the industrial and intellectual property rights in the Employee’s work product.

(iv)	Where the Employee’s work product includes intellectual property rights of the Employee existing prior to the Employee’s employment by the the Bank, the Employee shall notify the the Bank of those rights and grant the the Bank a licence to use that work product as the the Bank sees fit, including reproducing and making adaptations of or alterations to any part of that work product, and without acknowledging the authorship or part authorship of the work product.

(v)	The Employee must return to the the Bank at the time the Employee ceases to work for the the Bank all originals and copies in any form (including computer data) of all books, records and documents relating to the Employee’s duties, functions and responsibilities as an employee of the the Bank.

5.	This Agreement may be terminated.

•	by agreement in writing between the parties at any time; or

•	except in circumstances of misconduct, by four weeks’ written notice by either party to the other party, the Bank may make a payment of an amount equivalent to four weeks’ pay in lieu of notice.

In either circumstance, reason for termination shall not be required.

6.	Where termination of employment is initiated by the the Bank other than for misconduct or unsatisfactory performance, the the Bank will, in addition to payments made under Clause 13, pay to the Employee compensation of an amount equivalent to 1.0 times Gross Remuneration as set out in the attached Annexure.

The the Bank will not be under any obligation to pay any further compensation on termination other than as set out in this Clause.

7.	Cash remuneration and other benefits constituting the Gross Remuneration package to which the Employee is entitled under this Agreement, are scheduled in the Annexure All Figures are expressed on an annual equivalent basis.

8.	The Cash component of the Employee’s Gross Remuneration Package shall be paid on a fortnightly basis, each fortnight representing 14/365 of the value shown in the Annexure.

9.	The-Gross Remuneration package as set out in the Annexure shall be reviewed annually by the the Bank, having regard to the Employee’s work performance and market rates of remuneration.

Any variation to the Gross Remuneration package agreed as a result of such a review will be documented by completion of a fresh Annexure, signed by both parties. In the absence of agreement, the then existing Gross Remuneration package will continue to apply.

10.	The Employee shall be entitled to retire from the the Bank’s service at any time after attaining age 55.

Retirement on the grounds of physical or mental incapacity may be approved, or effected, by the the Bank at any age where it is satisfied that medical evidence warrants that action.

The Employee agrees to give the Bank 6 months notice of Intention retire.

11.	The Employee must be a member of the Officers’ Superannuation Fund.

12.	The Employee’s remuneration shall be regarded as satisfying their entitlements other than the following:

•	Annual leave – annual leave will accrue at the rate of 20 days per annum. Accrued annual leave cannot be more than 30 days at any point for executive. A minimum 10 days annual leave must be taken each year.

•	Long service leave – accrual will be in accordance with the the Bank’s normal actual rate. Long Service leave on half pay is not available to executives.

•	Personal illness or injury - paid leave on account of genuine and personal illness or injury is available in accordance with the the Bank’s staff policy.

•	Parental leave -

6 weeks paid maternity leave/adoption leave applies where a female executive has at least 52 weeks continuous service.

With at least 52 weeks continuous service, 1 weeks paid paternity leave for male executives applies.

For all executives, up to 52 weeks unpaid parental leave applies to the primary care-giver, in accordance with the the Bank’s staff policy. (Any paid parental leave, where applicable, is included in this quantum.)

Authorised expenses will be reimbursed in accordance with the the Bank’s Policy.

13.	Upon termination of this Agreement, the calculation of payments in lieu of accrued but unused annual and long service leave entitlements shall be based on the Gross Remuneration amount as shown in the attached Annexure.

14.	Any variation to this Agreement agreed between the parties shall be in writing.

SIGNED by the said	/s/ John O Sullivan	28/4/03
JOHN O SULLIVAN		Date

SIGNED for and on behalf of	/s/ Carol Limmer	28/4/03
COMMONWEALTH BANK OF AUSTRALIA		Date

2

EMPLOYEE REMUNERATION SCHEDULE	Page No.: 1
Run Date:
Run Time:

EmplID:
Name: O’Sullivan, John

Department/Branch: 000123	LEGAL DEPARTMENT NSW

Status: Proposed	Confirmed: No
Effective Date:	Model-No: 0

GROSS REMUNERATION (Total Package Value):	$700,000.00

Pkg Cash Salary	$700,000.00

SUPERANNUATION
Pkg OSF Division F
Cost of Employer provided Superannuation
(Notional for Defined Benefits Superannuation)	$50,400.00

Salary for Superannuation purpose:	$560,000.00

Pay Frequency	Cash Salary (Gross)	Tax	Cash Salary (Net
			Before Deductions)
Yearly	$700,000.00	$326,880.00	$373,120.00
Fortnightly	$26,849.31	$12,537.86	$14,311.45

/s/ John O’Sullivan	/s/ Carol Limmer
Employee Signature	Bank Representative Signature